Via Facsimile (212) 682-0200 and U.S. Mail
Andrew J. Beck, Esq.								May
23,
2006
Torys LLP
237 Park Avenue
New York, New York 10017
(212) 880-6000

RE:	Canada Southern Petroleum Ltd.
	Schedule TO-T
	Filed by Nosara Holdings Ltd and Petro-Canada
	Date Filed: May 15, 2005
	File No. 005-80168

Dear Mr. Beck:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO
Summary, page 8

1. Please eliminate the phrase from the first paragraph that the summary "is qualified in its entirety" by reference to the detailed provisions of documents. The information you provide in the summary must be materially complete and the qualification suggests that the offer summary may not be materially complete. Note that this language is also inappropriately used other on page 24 with respect to the summary of compulsory acquisition rights. Please revise accordingly.

Is your financial condition relevant to my decision to tender in the
Offer?  Page 2

2. We note your statement that you intend to acquire the remaining common shares by way of a compulsory acquisition, or other way. You state that you will make such acquisition transactions for an amount in cash that equals "at least" U.S. $7.50 per common share. On page
3 you state that such transactions with be for an amount in cash that equals U.S. $7.50 per common share. Please reconcile these statements and your disclosure throughout your document.

Regulatory Matters, page 10

3. Tell us, in a supplemental response, when you intend to apply for the ARC and the anticipated time frame in which you expect to receive such ARC. Tell us what will determine whether or note you are required to make a short-form filing. Further, tell us your plans of notifying security holders as to the status of such pending filing and approval, once received. We note your disclosure on page 36.

Conditions of the Offer, page 15

4. While the staff does not object when the offeror independently reserves the right to raise or assert a condition, once triggered, in its sole discretion or judgment, it remains inappropriate for the offeror to make the determination as to whether or not an offer condition has been triggered in its sole judgment or sole discretion.
If the offeror is able to exclusively make a determination as to whether or not an offer condition has been triggered, without being held to a reasonableness standard the offeror could take a position that an offer condition had been triggered at any time for any reason. Tender offers that include conditions that may be triggered at any time for any reason are considered illusory and therefore in contravention of Section 14(e) of the Exchange Act. Please revise this section to remove the ability of the offeror to make wholly subjective determinations as to whether or not an offer condition has occurred and make clear the offer conditions only become operative upon the occurrence of objective criteria.

5. Please remove the phrase "without limiting the generality of the foregoing." Please see our comment above.

6. The staff believes that all conditions to the offer, except those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration of the offer. Because the language in the third-to-last paragraph of this section states that the offeror may assert any of the foregoing conditions at any time, both before and after the expiration, it appears the offerors intend for their conditions to survive offer expiration. Please revise here and throughout your disclosure, including the next paragraph, to make clear that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, will be raised or asserted prior to offer expiration.
7. In our view you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the third-to-last paragraph of this section on page 17, the phrase "regardless of the circumstances giving rise to such assertion (including the action or inaction of the Offeror)" states that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* The filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      *	*	*

	Please file an amended Schedule TO in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-
T. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses. Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 551-3257.
 							Sincerely,


Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions
Andrew J. Beck, Esq.
Torys LLP
May 23, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549